UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

Level 5, 20 George Street, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Kate Hill

Kate Hill

Interim Company Secretary

Date 16 November 2016

16 November 2016

Manager Companies

Company Announcements Office

Australian Securities Exchange

Level 4, Stock Exchange Centre

20 Bridge Street

SYDNEY NSW 2000

Dear Sir

RESULTS OF ANNUAL GENERAL MEETING

NOVOGEN LIMITED

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act, we advise details of the resolutions and proxies received in respect of each resolution, as set out in the attached summary.

Yours faithfully

Kate Hill

Company Secretary

Novogen Limited

Annual General Meeting

Wednesday, 16 November 2016

Voting Results

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth).

Resolution details		Instructions given to validly appointed proxies (as at proxy close)				Number of votes cast on the poll (where applicable)			Resolution Result
Resolution	Resolution Type	For	Against	Proxy’s Discretion	Abstain	For	Against	Abstain*	Carried / Not Carried
1 Remuneration Report	Ordinary	22,287,586	27,574,670	160,065,579	1,933,159	194,845,577	38,269,971	1,933,159	Carried
		10.62%	13.14%	76.24%		83.58%	16.42%
2 Re-election of Mr Steven R. Coffey as a Director	Ordinary	60,053,111	27,490,307	160,115,579	1,223,419	236,574,953	34,440,440	1,238,419	Carried
		24.25%	11.10%	64.65%		87.29%	12.71%
3 Re-election of Mr John P. O’Connor as a Director	Ordinary	65,716,920	21,223,798	160,135,579	1,806,119	242,478,301	27,969,392	1,806,119	Carried
		26.60%	8.59%	64.81%		89.66%	10.34%
4 Renewal of approval of additional capacity to issue 10% of securities	Special	55,403,224	32,458,502	160,126,080	894,610	232,009,273	39,349,929	894,610	Carried
		22.34%	13.09%	64.57%		85.50%	14.50%
5 Adoption of New Constitution	Special	79,816,855	6,565,135	160,118,179	2,382,247	257,779,003	12,077,562	2,397,247	Carried
		32.39%	2.66%	64.95%		95.52%	4.48%

* Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.